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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.___ )*



                            COIN BILL VALIDATOR, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    192583102
              ---------------------------------------------------
                                 (CUSIP Number)


                                Mr. Stephen Katz
                           Odyssey Financial Company
       20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 23, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Odyssey Financial Company
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York State

- --------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           200,000
                 ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000
- --------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*


- --------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%
- --------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Stephen Katz
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not applicable.

- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            835,220
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           0
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0
- --------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              835,220
- --------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*


- --------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.4%

- --------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN

- --------------------------------------------------------------------------------

CUSIP No. 192583102



ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates consists of the common shares, par value $.01 per share (the "Common Shares"), of Coin Bill Validator, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 425B Oser Avenue, Hauppauge, New York 11788.

ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the persons filing this statement are Odyssey Financial Company ("Odyssey") and Stephen Katz ("Katz").

          Odyssey is a general partnership formed under the laws of the State of New York. Odyssey's principal business is investing in securities. The address of Odyssey's principal business and principal office is 20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581. Odyssey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Odyssey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Katz is a partner of Odyssey and the voting trustee with respect to the Common Shares owned by Odyssey and certain other persons. See Items 4, 5 and 6 below.

          The following information is provided with respect to Katz and each other partner of Odyssey (each, a "Partner" and together, the "Partners"):

(i)       (a) Name of Partner: Stephen Katz

          (b) Katz's business address is 20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581.

          (c) Katz's principal occupation is Chairman of the Board and Chief Executive Officer of Cellular Technical Services Company, Inc. ("CTS"), 2401 Fourth Avenue, Seattle, Washington 98121. CTS develops, markets, installs and supports integrated real-time information systems, including authentication and service metering technology, for the global wireless communications industry.

          (d) Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 192583102

          (e) Katz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Katz is a United States citizen.

(ii)      (a) Name of Partner: Eileen Katz ("Eileen")

          (b) Eileen's business address is 20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581.

          (c) Eileen's principal occupation is housewife.

          (d) Eileen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Eileen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Eileen is a United States citizen.

(iii)     (a) Name of Partner: Ian David Katz ("Ian")

          (b) Ian's address is 1835 Corcoran Street, N.W., Apt. C, Washington, D.C. 20009.

          (c) Ian is an attorney whose present principal employment is as law clerk to Honorable Eric G. Bruggink, United States Court of Claims, The National Courts Building, 717 Madison Place, Washington, D.C. 20005.

          (d) Ian, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Ian has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 192583102


          (f) Ian is a United States citizen.

(iv)      (a) Name of Partner: Ross Howard Katz ("Ross")

          (b) Ross's business address is 20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581.

          (c) Ross is a full-time student.

          (d) Ross has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Ross has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ross is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The entire amount of the purchase price for the 200,000 Common Shares purchased by Odyssey from the Joseph Vogel Revocable Trust (the "Trust") was $1,020,000, which amount was provided from Odyssey's working capital. No other funds or other consideration was provided by any Partner (other than through capital contributions to Odyssey in respect of such Partner's partnership interest in Odyssey) for use in such purchase.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the transaction was for (a) Odyssey to acquire a substantial equity stake in the Company through the purchase of 200,000 Common Shares from the Trust; (b) Katz to obtain, subject to certain conditions, sole voting control over 200,000 Common Shares owned by Odyssey (which were acquired from the Trust in the subject transaction), 340,020 Common Shares which were retained by the Trust and 295,200 Common Shares owned by Joan Vogel ("Vogel"), the Chairman of the Board of the Company; (c) Katz to be elected to the Company's board of directors and to serve as Vice Chairman of the Board and Chief Executive Officer of the Company; and (d) three (3) additional directors, such persons to be designated by Katz, to be elected to the Company's board of directors. In addition, Katz may, subject to certain conditions, purchase up to 200,000 Common Shares upon the exercise of options (which become exercisable in installments beginning March 19, 1997) granted to him under the Company's stock option plans. The Company's management, the Trust, Vogel and Odyssey intend that Katz will assume

CUSIP No. 192583102

an active role in the management and affairs of the Company, including strategic planning, executive policy-making and the formulation and implementation of business growth and operations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The number of Common Shares beneficially owned by Odyssey is 200,000, comprising 7.3% of the outstanding Common Shares. The number of Common Shares beneficially owned by Katz is 835,220, comprising 30.4% of the outstanding Common Shares. No other Partner beneficially owns (other than by reason of such Partner's partnership interest in Odyssey) any Common Shares.

          (b) The number of Common Shares as to which Katz has sole voting power is 835,220, of which Odyssey has sole dispositive power as to 200,000 Common Shares. Neither Odyssey nor Katz (other than by reason of Katz's partnership interest in Odyssey) has sole or shared voting power or sole or shared dispositive power with respect to any other Common Shares. No Partner, other than Katz, has (other than by reason of such Partner's partnership interest in Odyssey) sole or shared voting power or sole or shared dispositive power with respect to any Common Shares.

          (c) Effective as of March 19, 1996, the Company granted to Katz:

               (i) an incentive stock option under the Company's 1994 Stock Option Plan to purchase on or before March 18, 2001 at an exercise price of $6.00 per share up to 50,000 Common Shares (subject to certain anti-dilution adjustments), vesting as to 16,666 shares, 16,666 shares and 16,668 shares on March 19, 1997, 1998 and 1999, respectively;

               (ii) a non-qualified stock option under the Company's 1994 Stock Option Plan to purchase on or before March 18, 2001 at a excise price of $6.00 per shares up to 50,000 Common Shares (subject to certain anti-dilution adjustments), vesting as to 16,666 shares, 16,666 shares and 16,668 shares on March 19, 1997, 1998 and 1999, respectively; and

               (iii) a non-qualified stock option under the Company's 1996 Stock Option Plan to purchase on or before March 18, 2001 at a purchase price of $6.60 per share up to 100,000 Common Shares (subject to certain anti-dilution adjustments), vesting as to 33,333 shares, 33,333 shares and 33,334 shares on March 19, 1997, 1998 and 1999, respectively.

The foregoing description of these options is a summary only and is qualified in its entirety by reference to the respective option agreements between the Company and Katz which are included as exhibits hereto (see Item 7. Exhibits
(e), (f) and (g)). No other transactions in the Common Shares were effected during the past 60 days by Odyssey or any Partner (except for the transactions described in the first sentence of Item 4).

CUSIP No. 192583102

          (d) Odyssey has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 200,000 Common Shares as to which Katz exercises sole voting power. The Trust has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 340,020 Common Shares as to which Katz exercises sole voting power. Vogel has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 295,200 Common Shares as to which Katz exercises sole voting power.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Katz entered into an agreement with the Company (see Exhibit 7(a)) providing for Katz (a) to be elected as a director of the Company, to be appointed as Vice Chairman of the Board and to be employed as Chief Executive Officer of the Company, and (b) three (3) additional persons (to be designated by Katz) to be elected as directors of the Company by the Company's board of directors.

          Odyssey entered into an agreement with the Trust (see Exhibit 7(b)) pursuant to which it purchased 200,000 Common Shares from the Trust at a price of $5.10 per share, or an aggregate purchase price of $1,020,000. At the same time, Odyssey, Vogel, the Trust and Katz entered into a Voting Trust Agreement (see Exhibit 7(c)) pursuant to which Odyssey, Vogel and the Trust appointed Katz as their voting trustee and transferred to the voting trust of which he is acting as trustee, all of the Common Shares severally owned by Odyssey, Vogel and the Trust, so that Katz, as voting trustee, has the sole power to vote the Common Shares held by them until May 22, 1998, or, if earlier, such date as Vogel ceases to be a director of the Company.

          In addition,  the Company  entered  into an agreement  with Vogel (see
Exhibit 7(d)) pursuant to which Vogel agreed to resign as a director and that her employment agreement with the Company shall terminate if (a) the closing sale price of the Common Shares on the Nasdaq National Market equals or exceeds $10 on any 20 trading days and (b) Katz shall have served as Chief Executive Officer of the Company throughout the period ending on such 20th day.

          The foregoing description of these agreements is a summary only and is qualified in its entirety by reference to the respective agreements, each of which is included as an exhibit hereto.

          Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the Common Shares to which any Partner (other than by reason of such Partner's partnership interest in Odyssey) is a party or is subject.

CUSIP No. 192583102

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Letter agreement dated May 23, 1996 between the Company and Katz relating to the election of Katz to the Company's Board of Directors and to the election of certain additional directors to be designated by him.

          (b) Letter agreement dated May 23, 1996 between Odyssey and the Trust relating to the purchase of 200,000 Common Shares.

          (c) Voting Trust Agreement dated May 23, 1996 among Odyssey, Vogel, the Trust and Katz, as voting trustee, relating to the voting of the Common Shares owned by them.

          (d) Letter agreement dated May 23, 1996 between the Company and Vogel relating to Vogel's resignation as a director and termination of her employment agreement.

          (e) Incentive Stock Option Agreement under the Company's 1994 Stock Option Plan dated as of March 19, 1996 between the Company and Katz.

          (f) Non-Qualified Stock Option Agreement under the Company's 1994 Stock Option Plan dated as of March 19, 1996 between the Company and Katz.

          (g) Non-Qualified Stock Option Agreement under the Company's 1996 Stock Option Plan dated as of March 19, 1996 between the Company and Katz.

          (h) Letter agreement dated May 23, 1996 between Odyssey and Katz as to the joint filing of this statement.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 23, 1996                        ODYSSEY FINANCIAL COMPANY


                                           By:  /s/  Stephen Katz
                                              ---------------------------------
                                               Stephen Katz, General Partner



                                           By: /s/  Stephen Katz
                                              ---------------------------------
                                               Stephen Katz